Exhibit 5.1

October 31, 2011

Uranium Resources, Inc

405 State Highway Bypass 121, Building A, Suite 110

Lewisville, Texas 75067

Ladies and Gentlemen:

We have acted as counsel for Uranium Resources, Inc., a Delaware corporation (the “Company”), in connection with the offering by the Company of shares of its common stock, par value $0.001 per share, having an aggregate offering price of $15,000,000 (the “Shares”) pursuant to an At The Market Sales Agreement  (the “Sales Agreement”), dated October 28, 2011, by and between the Company and BTIG, LLC, as sales agent.  The Shares are being offered for sale pursuant to the Company’s registration statement on Form S-3 (333-174845) originally filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2011 and declared effective by the Commission on June 24, 2011.  Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Sales Agreement.

We have examined such documents and records, certified or otherwise identified to our satisfaction, as we deem necessary to render the opinions contained herein.  In our examination, we have assumed, but have not independently verified, the genuineness of all signatures, the conformity to original documents of all documents submitted to us as certified, facsimile or other copies, and the authenticity of all such documents.  We have relied, with your consent, as to matters of fact, upon certificates and written statements of officers and employees of and accountants for the Company or its subsidiaries and of public officials.

The opinion herein is limited to the matters set forth herein, and no other opinion should be implied beyond the matters expressly stated.  This opinion is limited in all respects to the laws of the State of Delaware and we express no opinion as to the law of any other jurisdiction.

Based on the foregoing, and subject to the qualifications hereinafter set forth, we are of the opinion that the Shares have been duly and validly authorized by all necessary corporate action and, when issued and delivered pursuant to the Sales Agreement against payment of the consideration therefor specified therein, the Shares will be validly issued, fully paid and non-assessable.

The opinions expressed herein are given as of the date hereof, and we undertake no obligation to supplement this letter if any applicable laws change after the date hereof or if we become aware of any facts that may change the opinions expressed herein after the date hereof or for any other reason.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the current report on Form 8-K filed on October 31, 2011. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission.

Very truly yours,

/s/ Baker & Hostetler LLP